Exhibit 16.6

For Immediate Release

Press Contacts:
Charles T. Jensen NeoMedia Technologies, Inc. +(239) 337-3434 cjensen@neom.com	David A. Kaminer NeoMedia Technologies, Inc. +(914) 684-1934 dkaminer@kamgrp.com

NeoMedia Sells Mobot and Retains Minority Stake

FORT MYERS, FLA., Dec. 7, 2006 - Moving to fulfill its planned consolidation of its mobile marketing strategy, NeoMedia Technologies, Inc. (OTC BB: NEOM), today announced the sale of its Lexington, Massachusetts-based Mobot subsidiary to its founders, while retaining a minority ownership in the company.

NeoMedia President and CEO Charles T. Jensen said, “This step moves NeoMedia closer to fulfilling its goal of being able to target all corporate resources on the continued enhancement and ongoing marketing and launch of our patented qode suite of products in Europe, North America and China. As with the planned sale of our micro paint repair business unit, and the sale of a U.K. subsidiary last month, we have, as promised to our shareholders, continued to focus on qode while cutting back our burn rate and reversing substantial dilution.”

Under the terms of the agreement, NeoMedia returned 82% of its ownership interest in Mobot, which was acquired in February of this year, while retaining 18% ownership in the company. In addition, all obligations under the original merger agreement, including the purchase price guarantee obligation, were terminated. Based on NeoMedia’s current share price, this obligation would have been in excess of $5 million. At closing, NeoMedia contributed $67,000 in cash to Mobot, and also entered into a promissory note for an additional $200,000 payable to Mobot by December 31, 2006 or earlier on the completion of the sale of NeoMedia’s Micro Paint Repair business.

NeoMedia received 16,931 “preference shares” in Mobot, which can be redeemed to reclaim the 16,931,493 original consideration shares issued by NeoMedia in its acquisition of Mobot.  Each preference share can be redeemed for 1,000 shares of the NeoMedia common stock within 15 months of the closing of this transaction.  After 15 months, the preference shares can be redeemed upon a liquidation event of Mobot for either 1,000 shares of NeoMedia common stock each, or for the then-current cash equivalent of the shares.

NeoMedia also received a limited exclusive license to access Mobot services for integration with barcode-related applications.

“As a nearly one-fifth owner -- and as a licensee of Mobot services as they relate to barcode applications -- NeoMedia believes in Mobot’s technology and management team,” Mr. Jensen said.

“Moving forward,   NeoMedia will continue to concentrate on developing and marketing its expertise on next-generation mobile applications and opportunities, especially for our qode direct-to-mobile-web cell phone technology,” Mr. Jensen said.

NeoMedia’s patented qode (www.qode.com) suite is an easy-to-use set of applications -- qode®reader and qode®window -- which provide One Click to Content™ connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the Mobile Internet. qode®reader works with camera phones, letting users “click” on two-dimensional “smart codes” to access the Mobile Web site to which the code is linked, while qode®window lets users reach the same destination by entering a key word, slogan, or product barcode number.

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions through its flagship qode direct-to-mobile-web technology and ground-breaking products and services from four of the leading mobile marketing providers in the U.S. and Europe. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue -- anytime and anywhere.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

qode is a registered trademark, and qode®reader, qode®window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.